

Mail Stop 4628

May 21, 2018

David B. Rottino
President, Chief Executive Officer and Director
Riviera Resources, LLC
600 Travis Street
Houston, TX 77002

      Re: **Riviera Resources, LLC**
              Draft Registration Statement on Form S-1
              Submitted April 24, 2018
              CIK No. 0001737204

Dear Mr. Rottino:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Summary, page 1

2.   Please expand your disclosure here and in the Our Business section at page 81 to discuss the bankruptcy proceeding of Linn Energy, LLC, including the circumstances that led Linn Energy to seek relief under the U.S. Bankruptcy Code. Refer to Item 101(a)(1) of Regulation S-K.

Risk Factors, page 13

3.   Please add a risk factor addressing the risks related to the recent emergence of Linn Energy from bankruptcy.

Management, page 97

Directors and Executive Officers, page 97

4.   It appears that Mr. Rottino, Mr. Frew, and Mr. Schluter were executive officers of Linn Energy when the company filed the petition under Chapter 11 of the U.S. Bankruptcy Code. Please provide the disclosures required by Item 401(f)(1) of Regulation S-K.

Executive Compensation, page 102

5.   We note you have not disclosed information regarding the compensation paid and other benefits provided to your named executive officers by Linn Energy during 2017 or prior fiscal years. Please revise to provide Item 402 information for your most recent fiscal year end, or otherwise explain why such information is not required.. Refer to Instruction 1 to Item 402(c) of Regulation S-K and Question 217.01 of Compliance and Disclosure Interpretations, Regulation S-K.

Director Compensation, page 107

6.   You disclose that Mr. Harper receives compensation and benefits from Blue Mountain Midstream LLC in his capacity as President and Chief Executive Officer and board member of Blue Mountain Midstream LLC and not in his capacity as a member of your board of directors. Please disclose the compensation paid to Mr. Harper by any person for all services rendered in all capacities to the registrant and its subsidiaries, or explain why such disclosure is not required in this filing. See Item 402(a)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 108

Agreements with LINN Energy Related to the Spin-Off, page 108

Issuance and Grant of Riviera Common Stock to Certain Related Persons, page 111

7.   Please expand your disclosure regarding the Linn Energy restricted stock units ("RSUs") to disclose the names of the named executive officers who hold the Linn Energy RSUs, the amount of unvested and vested RSUs of Linn Energy that each named executive officer holds, and the dollar value of the Riviera RSUs and Riviera common stock that each named executive officer will receive. Refer to Item 404(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 113

8.   Please explain the reference to Mr. Singer in footnote 2 to the beneficial ownership table.

Financial Statements, page F-1

9.   It appears your predecessor financial statements do not include the results of operations of Berry Petroleum LLC (Berry) which were reported as discontinued operations on LINN Energy, Inc.'s Statements of Operations for the fiscal years ended December 31, 2015 and 2016. However, you state on page 73 that you have classified cash flows from your California properties and Berry as discontinued operations on your Statements of Cash Flows. Please clarify how the financial information of Berry has been presented in the predecessor financial statements, and explain why you believe this presentation is appropriate.

10.   We note that after the spin-off is completed, the company's business will include (i) LINN Energy's legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin. In view of these disclosures, explain to us how you have considered whether your oil and gas properties located in six distinct operating regions and your midstream business represent separate operating segments. As part of your response, please address the following:

- Provide an organization chart together with a narrative that describes your management structure. The narrative should explain how you have identified your CODM and should describe the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources and assesses performance;

- Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segments; and

- To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10- 50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699.   Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: Julian J. Seiguer
        Kirkland & Ellis LLP